UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

May 3, 2012

Commission File Number 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: May 3, 2012	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

France Telecom Orange

1Q12 results


orange

Gervais Pellissier
CEO delegate & CFO

May 3rd, 2012

cautionary statement

This presentation contains forward-looking statements about France Telecom. Although France Telecom believes they are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others: fluctuations in general economic activity levels as well as the level of activity in each of the markets in which France Telecom operates; the effectiveness of the strategy reflected in the "Conquests 2015" strategic plan as well as of the other strategic, operating and financial initiatives of France Telecom and the level of Group investment necessary to pursue this strategy and to adapt its networks; France Telecom's ability to face intense competition within its sector and to adapt to the ongoing transformation of the telecommunications industry, in particular in France with the arrival on the market of a fourth mobile operator; fiscal and regulatory constraints, in particular in setting wholesale rates; results of current litigation, in particular the litigation with the European Commission regarding changes to the system for financing the retirement pensions for civil servants working at France Telecom; risks and uncertainties specifically related to international operations; risks related to the impairment of assets; exchange rate fluctuations; and conditions for accessing the capital markets (in particular risks related to liquidity and credit ratings) and counterparty risks. More detailed information on the potential risks that could affect France Telecom's financial results can be found in the Registration Document filed with the French *Autorité des marchés financiers* and in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except to the extent required by law (in particular pursuant to sections 223-1 *et seq.* of the General Regulations of the *Autorité des marchés financiers*) France Telecom does not undertake any obligation to update forward-looking statements.

agenda

1 1Q12 highlights

2 business performance

3 outlook

4 appendix

1 1Q12 highlights

resilient group revenue thanks to international portfolio contribution strong commercial dynamics in a transforming French market

- sustained mobile and fixed broadband acquisitions in a transforming French market
  - high level of mobile gross adds (+1% yoy)
  - data-only revenues at 20.7% of mobile service revenues, +10% yoy (i.e +2.2pts)
  - fixed broadband share of net adds maintained at ~20%
- continuous financial and commercial outperformance of Orange Spain
  - leader in mobile portability at +110 k
  - revenue growth of +2.3%
- European countries revenue growth ex reg (+0.4%) & emerging countries back to growth
  - positive swing in Romania (ex reg)
  - +6.3%* growth in emerging countries with notable recoveries in Egypt and Ivory Coast
- EBITDA margin erosion of -1.7 pts*
  - initial impact of our roaming hedge in France
  - tight control of commercial and content costs, flat at group level and opportunistic management between acquisition and retention
- pursuing CAPEX trend to pave future growth, despite macro-economic headwinds
  - launch of H+, upcoming experimentation of 4G & FTTH deployment in France
  - ongoing 3G deployment elsewhere: Spain, Egypt…
- preserving balance sheet strength
  - M&A focus on footprint consolidation: increasing stake in Egypt under better financial conditions than previously agreed, with no impact on balance sheet
  - continuously demonstrating a solid liquidity position and an attractive credit profile

* yoy cb

key financials

1Q12 achievements

in €m	1Q11 cb	1Q12 actual	var. comp basis	key points
revenue	11,124	10,922	-1.8%	▪ regulation impact: -€195m Q1 excl. regulation: -0.1% yoy vs -0.2% in Q4 11
restated EBITDA*	3,689	3,432	-7.0%	▪ regulation impact -€54m
in % of rev	33.2%	31.4%	-1.7pts	
CAPEX	1,073	1,097	+2.2%	▪ CAPEX in line with our anticipation
in % of rev	9.6%	10.0%	+0.4pts	
operating cash flow (restated EBITDA* – CAPEX)	2,616	2,335	-10.7%	▪ coherent with our FY guidance

balance sheet position as of March 2012

€9.4bn of cash
covering more than 2012 & 2013 debt redemptions

€16.9bn
liquidity position

9 years
net debt average maturity as of Year End 2011, again extended thanks to 900mUSD raised on January 2012 with a 30 years maturity

5.3%
weighted average cost of debt in bonds**

*see slide 24 for restatements **source Bloomberg

flat revenue ex. regulation thanks to international portfolio contribution

in €m	1Q12 actual	Δ vs 1Q11cb	Δ vs 1Q11cb excl. reg.	1Q12 segment contribution to group revenue yoy* evolution, excluding regulation, in €m	% of Group revenue**	yoy* Δ
France	5,401	-4.2%	-1.7%	-93	47.4%	-1.0pt
Spain	981	+2.3%	+4.5%	+42	8.9%	+0.4pt
Poland	832	-3.4%	-2.3%	-20	7.5%	-0.1pt
ROW	2,134	+2.0%	+3.1%	+65 o/w +€63m from Africa & ME	18.7%	+0.7pt
Enterprise	1,734	-3.1%	-3.1%	-56	14.9%	-0.2pt
ICSS	410	+10.2%	+10.2%	IC&SS +38	2.6%	+0.3pt
eliminations	-569	-3.0%	-3.0%	eliminations +18		
Group revenue	10,922	-1.8%	-0.1%	-7		

*cb; ** based on contributive revenues

pressure on EBITDA mainly coming from revenue decrease

restated EBITDA* evolution in 1Q12



in €m
-7.0%
o/w -€30m due to phasing effect, to be reversed in the course of the year
3,689
33.2%
-201
+56
-6
-86
-20
3,432
31.4%
1Q11 cb
revenue
interco costs
commercial & content costs**
labour opex***
IT&N, property, G&A & other****
1Q12

commercial & content costs quasi flat since 2H11 without impacting sales performance



yoy cb var. in €m
-136
-110
-17
+16
-6
1Q11
2Q11
3Q11
4Q11
1Q12
total
France
excluding France

insight

- the increase in labour opex, ex one-off, is coming
  - from an underlying 2011 price effect
  - and from recent recruitments (social commitment)
- in France
  - the recently agreed 2012 salary increase is below the 2011 level, in-line with our wage-restraint policy
  - no "exceptional" profit sharing expected for employees in 2012
  - since the beginning of 2010 : ~ 6,000 employees have entered the TPS

*see slide 24 for restatements **o/w €59m of content provision used in 1Q12 ; *** o/w TPS provision of €37m used in 1Q12 ; ****o/w €18m of content provision used in 1Q12

successful commercial counter-attack & wholesale hedge ramping-up

commercial success of our reactive offers…


5€
10€
15€

Trading up from prepaid to postpaid
X4 in March yoy



les éditions spéciales
Origami 24/7



210k Sosh
+183k net adds in Q1
o/w 1/3 acquisition

1.7 million
Open customers
+66%
gross adds yoy
in Q1

… demonstrated by strong consumer contract gross adds in the 2nd half of the quarter

first half of the quarter: -19% yoy

second half of the quarter: +31% yoy

wholesale: 2G/3G roaming agreement

- a **strategic and pragmatic financial decision**:
  it represents a partial hedge vs. Free mobile retail impact
- contract is technically effective since the 10th of January 2012
- contract is covering voice & data roaming with a **security cap in usages**. Orange guarantees the QoS of its network
- first revenue estimate (at contract signing as of March the 3rd, 2011): **€1bn over 6 years**
- revenue estimates* after two months of contract implementation: **could increase to above €1bn over 3 years**
- traffic from Free mobile customers **could be substantially higher than expected, without harming the QoS for Orange customers**

*revenue estimates depend on different factors, mainly Free mobile ramp up in terms of number of customers and network roll out

portability requests back to pre-4th entrant launch level

impact of 4th mobile entrant on net adds

Orange net adds
from the 1st of January to the 15th of February 2012

+ 837k new customers	-1,038k churners	i.e. -201k net customers losses

Orange net adds
from the 16th of February to the 31st of March 2012

+ 860k new customers	-1,274k churners mostly due to January portability requests backlog & prepaid	i.e. -414k net customers losses

▶ Orange net adds in Q1

+ 1 697k new customers	-2 312k churners	i.e. -615k net customers losses, (equal to -2,3% of customer base)

contract churn impacted by massive portability requests in January & early Feb.



portability processing delay
portability trend slow down
portability requests back to pre-4th entrant launch level
W51 & W52
W1 & W2
W3 & W4
W5 & W6
W7 & W8
W9 & W10
W11 & W12
W13 & W14
Dec.
January
February
March

- portability requests
- disconnections from portability requests (more than 54% of the total quarter portabilities result from January requests)

CAPEX to sales ratio at 10.0% in 1Q12, up +0.4pt yoy
investing for differentiation & value

en route towards new generation access in France for a new customer experience



2G
3G
3G+
H+
4G
HSPA+
Dual carrier
LTE

- Orange triples the speed of its 3G+ network by moving to HSPA+ (H+) technology at 42 Mb/s for an additional fee of 10€
- > 50 % of the population covered with H+ since 24 November 2011, including 40 major urban cities
- acceleration of LTE investments in France
- Marseille first pilot city for 4G starting in June 2012
- continued ramp up in FTTH investments & in customer acquisitions: more than 100k so far.

insight

Spain

- higher investments due to RAN renewal

Poland

- investments on fixed broadband program on track as agreed with Polish regulator
  - 912 k lines cumulatively delivered

Row

- coming back to a normal level after a strong activity on 3G and submarine cables in Africa
  - LION2 cable launched on April 12th
  - ACE expected to be launched in 2012

* maximum theoretical speed.

2 business perfomance

1Q12 France financials

mobile revenue down as anticipated, but successful counter-attack

1Q12 France revenue*: -4.2%
(-1.7% excl. regulatory impacts)

in €m	1Q11 cb	1Q12	var cb
revenue	5,636	5,401	-4.2%
personal	2,676	2,648	-1.1%
home	3,250	3,112	-4.2%
eliminations	-290	-359	

insight

- as anticipated, personal revenue down -1.1%*, in a strong competitive market
  - increasing regulation weight (up 29%*) only partially compensated by positive effects such as:
  - national roaming agreement partially hedging the negative retail impact (personal service revenue growth ex-reg)
  - Open broadband revenue driving «BB, MVNOs & equipment» revenue
- annual broadband revenue growth recovery at +5.6%, +3.7pt yoy
  - end of the negative 2011 reprice effect
  - sustained broadband customer growth at +3.9%, fuelled by Open

1Q12 personal revenue *: -1.1%
(+3.8% excl. reg.)

in €m



service revenues – 4.7%
+0.5% ex reg
2,676
-126
-16
+28
+86
2,648
1Q11cb
regulatory impacts
customer base
network usage incl. national roaming
broadband, MVNOs & equipment
1Q12

1Q12 home revenue*: -4.2%
(–3.1% excl. regulatory impacts)

in €m



BB revenue growth at +5.6%
3,250
-39
-149
+55
-5
3,112
1Q11cb
regulatory impacts
PSTN
broadband
wholesale & others
1Q12

* yoy cb

1Q12 France home KPIs
good commercial performance confirmed

ADSL market & conquest shares



ADSL market share
ADSL net adds
45.5%
45.3%
45.2%
45.1%
44.7%*
22.4%
27.6%
37.2%
36.6%
~19%*
1Q11
2Q11
3Q11
4Q11
1Q12

ARCEP market figures

insight

- strong commercial performance with +60 k net adds; ~19% share of net adds thanks to churn control
- strong contribution of Open (+312k net adds) to our BB gross adds (30% of gross adds), an efficient weapon facing other bundled offers attractiveness
- broadband ARPU at €36.1, +€0.4 yoy driven by a favorable access mix effect
- decreasing PSTN line loss trend thanks to marketing actions

ARPU home usage driven by better broadband mix

ARPU, in €/month



internet
PSTN
34.8
34.6
34.6
16.8
17.9
18.3
18.0
16.7
16.2
1Q11
4Q11
1Q12
home usage annual rolling
+1.1%
services
access
35.7
36.1
7.3
7.0
28.4
29.1
broadband quarterly
1Q11
1Q12

PSTN line losses slowing down

net copper quarterly loss reduced by 28% yoy

variance in thousands of lines



+103k
-370
-267
+314
+262
-471
-341
-213
-188
Var 1Q11 vs.4Q10
var 1Q12 vs 4Q11
PSTN only
PSTN & ADSL
naked ADSL & other

* company estimates

1Q12 France personal KPIs

robust mobile gross adds

network market share growth



active network market share*
retail market share
45.8%
45.6%
45%
44.8%
45.8%**
41.0%
40.7%
40.0%
39.9%
38.4%**
1Q11
2Q11
3Q11
4Q11
1Q12

ARCEP market figures

insight

- marketing strategy to protect value-customer base
  - strong commercial performance in a very active market led by Open, limited editions and Sosh offers
  - -1.5pt of market share o/w 0.5pt linked to double SIM equipment & prepaid losses
  - contract customers mix +1.1 pts yoy
  - 81% of voice contract customers under commitment
- -0.4% ARPU variation yoy excl. regulation: thanks to a managed reprice effect
- -2.2% sequential ARPU***, -0.3% excl. regulation
- data ARPU continues to grow driven by smartphone penetration

annual rolling ARPU evolution



in €
-4.3% yoy
-0.4% excl. reg.
-2.2% YTD***
data
sms
voice
384
66
59
259
+12.5%
+5.9%
367
74
62
231
1Q11cb
1Q12

data revenue growth & smartphone penetration



+8.3 pts
30.4%
35.9%
38.7%
15.3%
15.1%
18.5%
17.4%
20.7%
18.0%
+ 34 pts
17%
30%
51%
1Q10
1Q11
1Q12
1Q10
1Q11
1Q12
data only revenue
sms revenue
smartphones as a % of contract customer base

* network market share, incl. national roamers ** company estimates ***sequential defined as 1Q12 vs 4Q11cb – 12m rolling ARPU

1Q12 Spain
top line growth driven by commercial performance despite economic environment

1Q12 Spain revenue*: +2.3%
(+4.5% excl. regulatory impacts)

in €m	1Q11 cb	1Q12	var cb
revenue	959	981	+2.3%
personal	789	797	+1.0%
home	170	184	+8.6%

insight

- mobile revenue up +3.5% ex-reg. driven by contract customer base increase & data revenue
  - contract churn down to 19.7% (-0.6 pts yoy) and mobile data customers up by x2.2
  - continued leadership in mobile portability in Q1' 12
- home revenue up +8.6% with fixed broadband revenues up +17%
  - driven by ADSL base expansion and ARPU growth, with 63% of VoIP customers

strong contract customer base growth driven by the success of mobile data offers



in 000s
+3.4%
12,059
12,465
4,809
4,720
60%
7,250
+6.8%
7,745
62%
1Q11
1Q12
prepaid
contract



x2.2
1,679
2,062
2,598
3,190
3,737
1Q11 2Q11 3Q11 4Q11 1Q12
smartphones & dongles

improving ADSL customer base, access mix & ARPU



in 000s
+12%
1,150
1,293
244
252
654
269
210
814
57%
+24%
63%
1Q11
1Q12
bitstream
partial ULL
full ULL



in €s
+2.4%
31.9
32.7
5.4
26.5
5.1
27.6
1Q11
1Q12
services
access

* yoy cb

1Q12 Poland

revenue driven by mobile and promising commercial indicators in BB

1Q12 Poland revenue*: -3.4%
(-2.3% excl. regulatory impacts)

in €m	1Q11 cb	1Q12	var cb
revenue	862	832	-3.4%
personal	439	440	+0.3%
home	481	455	-5.4%
eliminations	-58	-63	

insight

- mobile revenue up +2.6% ex-reg. with a +1.3% increase in the customer base
  - focus on defending our #1 value market share position (30%***)
  - +31% yoy increase of smartphones in the base helping to drive contract data ARPU up +20%
- home revenue down -5.4% with ongoing decline in PSTN due to lower usage & fixed-to-mobile substitution partially offset by improving trends in broadband
  - new 3P offer driving fixed broadband growth: +57 k net adds in Q1 and +4.2% qoq growth in TV customers

smartphone base up +31% yoy driving a +20% increase in contract data ARPU



in 000s
+1.3%
14,420
14,613
7,457
7,685
48%
6,962
6,927
47%
1Q11
1Q12
prepaid
contract
+31%
1,725
2,256
1Q11
1Q12
number of smartphones in customer base

increase in the customer base brings broadband revenues back to growth



in 000s
+2.2%
2,297
27
2,270
2,348
112
2,236
1Q11
1Q12
+4.2%
27%
636
139
497
663
142
521
28%**
4Q11
1Q12
3P Broadband
other broadband
pay TV
basic TV

* yoy cb; ** TV penetration in retail BB customers; ***company estimates

1Q12 Rest of the World

growth fuelled by emerging countries including IC & Egypt

1Q12 revenue* : +2.0% (+3.1% excl. reg.)

in €m	1Q11cb	1Q12	var cb
total ROW revenue	2,091	2,134	+2.0%
European countries	1,009	994	-1.5%
Africa & Middle East	941	1,001	+6.3%
o/w Egypt	*308*	*319*	*+3.5%*
other countries	144	142	-1.6%

growth coming from Africa and Middle East

mobile customer base growth, yoy



Mali
+41%
Niger
+31%
Cameroon
+27%
Iv Coast
+9%

revenue growth in %*



Uganda
+57%
Niger
+29%
Iv Coast
+17%
Egypt
+3.5%

insight

- European countries: **revenue up +0.4% excl. reg.**
  - Belgium: revenue up +2.3% ex-reg
    - following aggressive competition
    - objective of re establishing market position following the recent launch of Animals offers
  - Romania: swing to revenue growth +0.1% excl reg
    - good commercial momentum on prepaid
  - Moldova & Armenia:
    - contract customer base increase fuelling revenue growth
- Africa & Middle East countries: **revenue back to growth (+6.3%*) after 4 quarters in a row of stability due to political headwinds**
  - region's mobile customer base increased by +16%**
  - revenue growth helped by recovery trend in Egypt (+3.5%*) & Ivory Coast (+17%*)
  - strong contribution of Cameroon (+14%*) and operations in countries such as Uganda (+57%*) & Niger (+29%*)
- Egypt: **growing customer base up +7.5%***
  - high level of gross adds (+44%*) even if high churn
  - increasing penetration of smartphones and rising demand for internet and data services underpinning revenues

* yoy cb; **yoy

1Q12 enterprise

solid IPVPN and growing networks performance but impending phasing-out of some legacy networks

1Q12 enterprise revenue* : -3.1%

in €m	1Q11cb	1Q12	var cb
total enterprise	**1,790**	**1,734**	**-3.1%**
legacy networks	576	497	-13.8%
mature networks	704	709	+0.7%
growing networks	88	97	+11.0%
services	423	431	+2.0%

insight

- legacy networks: sharper decline in legacy data as some products (e.g. x25 product) are about to be phased-out
- mature networks: IPVPN supported by robust demand in international markets, compensating the termination of analogue broadcasting
- growing networks: growth driven by VoIP and satellite accesses
- services: growth driven by customer contact solutions and integration services, while market activity for large IT projects has slowed down

mature networks: IPVPN accesses in France

in thousands



-1%
+2%
272
271
275
1Q10
1Q11
1Q12

revenues with emerging markets still growing

in €m



+6%
131
138
1Q11*
1Q12

*yoy cb

EE: solid share of postpaid net adds and industry leading postpaid churn

Mobile service revenues +2.9%* ex regulation, £m



-2.5%
+2.9%
-80
+86
-44
1,541
1,461
1,503
Q1/11#
regulation
Q1/11# ex regulation
postpaid
prepaid
Q1/12

Insights

- Underlying mobile service revenue driven by growth in postpaid base, 886k net adds in last 12m
- Postpaid, focus on retention as market slows after very active Q4/11
- Investing in future value; 77% (Q1/11: 63%) of postpaid base on 24m contracts

Initiatives

- More network improvements with 3G "Smart Signal" giving Orange & T-Mobile customers seamless use of both networks, and rollout of 3.5G (HSPA+ 21Mb/s)
- Strong brand differentiation; T-Mobile Full Monty launch and Orange Swapables promotion

Industry-leading postpaid churn*



1,5%
1,4%
1,4%
1,3%
1,3%
1,1%
1,1%
1,1%
1,2%
Q1/10
Q2/10
Q3/10
Q4/10
Q1/11
Q2/11
Q3/11
Q4/11
Q1/12

* monthly average (3 month rolling)

Solid market share of postpaid net adds



160k
236k
185k
313k
151k
Orange
T-Mobile
Q1/11
Q2/11
Q3/11
Q4/11
Q1/12

accounting for bundled fixed broadband revenues and service provider revenues changed in Q1/12 , Q1/11 restated on a comparable basis, see EE press release appendix for details

* Using revised accounting for Q1/12 and Q1/11, +2.6% on the previous basis

3 outlook

conclusion / outlook

this quarter, the Group has shown its ability to react in a difficult context

- strong reactive capability in France with appropriate commercial offers and the roaming contract proving itself as a natural hedge …
- … further helped by the significant contribution of emerging countries to Group revenues …
- … while maintaining a solid financial structure

confirmation of our financial objectives

- FY 2012 guidance* : Operating Cash-Flow **"close to €8bn"**
- medium-term net debt to EBITDA ratio of ~2x

*excluding exceptional elements and payments related to the decision taken in December 2011 by the European Commission on the compatibility of the 1996 reform on the pensions for France Telecom state employees.

appendix

EBITDA restatements*

in €m	1Q11cb	1Q12
EBITDA reported	3,670	3,423
litigations		
“taxe professionnelle” litigation in France 1999-2002 *(other operating income/expenses)*		90
labour related		
free share plan		13
part-time senior plan	19	11
other		
Orange Switzerland disposal** *(gain/loss on disposals of assets)*		-106
EBITDA restated	3,689	3,432

*Ebitda does not include the impact of the decision taken in December 2011 by the European Commission on the compatibility of the 1996 reform on the pensions for France Telecom state employees. France Telecom believes that the decision would imply an increase of its labor opex by approximately 10 M€ per month as from mid January 2012. No payment has been made in that respect and France Telecom envisages to put the due amounts into escrow within the coming days. As soon as the decision is published, an appeal will be lodged by FT.

**based on the price at the closing date (including the result of the spectrum auction). Subject to contractual prices adjustment clauses.